
March 4, 2022

Yang Chong Yi
Chief Executive Officer
Nhale, Inc.
42 Mott Street
4th Floor
New York, NY 10013

> **Re: Nhale, Inc.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed February 22, 2022**
> **File No. 000-56324**

Dear Dr. Chong Yi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10-12G filed February 22, 2022

Introductory Comment, page ii

1. We note your response to comment 1, as well as your revised disclosure that you "are not required to receive permission or approvals from" CSRC, CAC, SAMR, PRC and other governmental agencies. Please also state that you have not received permissions or approvals from CSRC, CAC, SAMR, PRC and other governmental agencies, if true.

2. We note your response to comment 2, as well as your amended disclosure, and we reissue the comment in-part. Your amended disclosure states that "[y]our auditor is in the United States and not subject to the HFCAA ruling announced by the PCAOB on December 16, 2021" (emphasis added). Please revise this statement to disclose that your auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, if true (emphasis added). In this regard, we note that such determinations are distinct from

the HFCAA ruling. Please make conforming changes to the same sentence on page 6 of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rhonda Keaveney